UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2026

Sysco Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-06544	74-1648137
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1390 Enclave Parkway, Houston, TX 77077-2099

(Address of principal executive office) (Zip Code)

Registrant’s telephone number, including area code: (281) 584-1390

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if this Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 Par Value	SYY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On March 30, 2026, Sysco Corporation, a Delaware corporation (“Sysco”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JRD Unico, Inc., a Delaware corporation (“JRD”), Warehouse Realty, LLC, a Delaware limited liability company (“Warehouse Realty”, together with JRD, known as “Jetro Restaurant Depot”), New Slider Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“HoldCo”), Slider Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of HoldCo (“Merger Sub 1”), Slider Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of HoldCo (“Merger Sub 2”), Slider Merger Sub 3, LLC, a Delaware limited liability company and a wholly owned subsidiary of HoldCo (“Merger Sub 3”), and a holder representative (the “Holder Representative”), solely in its capacity as the initial Holder Representative (as defined in the Merger Agreement).

The Merger Agreement provides that, subject to the terms and conditions set forth therein, Sysco will acquire JRD and Warehouse Realty in a cash and stock transaction through: the merger of Merger Sub 1 with and into Sysco with Sysco surviving (“Sysco Merger”), the merger of Merger Sub 2 with and into JRD, with JRD surviving (the “OpCo Merger”), and the merger of Merger Sub 3 with and into Warehouse Realty, with Warehouse Realty surviving (the “PropCo Merger”, and collectively with the OpCo Merger and Sysco Merger, the “Mergers”). The board of directors of Sysco has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, as of the effective time of the Sysco Merger, each issued and outstanding share of common stock of Sysco, par value $1.00 per share shall be converted into the right to receive one share of common stock of HoldCo, par value $1.00 per share (“HoldCo Common Stock”). Upon completion of the Mergers, HoldCo Common Stock is expected to be listed for trading on the New York Stock Exchange under Sysco’s current symbol, “SYY”.

The aggregate purchase price paid by Sysco will consist of $21.6 billion in cash, subject to customary adjustments, and 91.5 million shares of HoldCo Common Stock (the “Common Stock Consideration”).

After giving effect to the Mergers, JRD’s and Warehouse Realty’s equityholders are expected to hold approximately 16% of the outstanding HoldCo Common Stock in the aggregate.

The completion of the Mergers is subject to customary conditions, including, without limitation, (1) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (2) the absence of any law or injunction that prohibits the consummation of the transactions contemplated by the Merger Agreement, (3) the Form S-4 relating to the issuance of HoldCo Common Stock being declared effective by the SEC, if required, (4) the authorization for listing on the New York Stock Exchange of the HoldCo Common Stock to be issued as Common Stock Consideration, (5) with respect to each party, (a) the accuracy of the other party’s representations and warranties, subject to specified materiality qualifications, and (b) compliance by the other party with its covenants in the Merger Agreement in all material respects, and (6) the receipt by each party of a customary tax opinion with respect to the Mergers.

The Merger Agreement generally requires each party to use reasonable best efforts to obtain required regulatory approvals, subject to certain limitations set forth in the Merger Agreement. The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Merger has not occurred by September 30, 2027, subject to one automatic extension for six months (in certain circumstances to obtain required regulatory approval). If the Merger Agreement is terminated due to a failure to obtain required antitrust approvals, in certain circumstances Sysco will be required to pay Holder Representative a termination fee of $1.164 billion.

The Merger Agreement contains customary representations and warranties of Sysco, HoldCo, JRD, Warehouse Realty and the Merger Subs. Additionally, the Merger Agreement provides for customary pre-closing covenants of

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Sysco, HoldCo, the Merger Subs, JRD, and Warehouse Realty, including covenants requiring each party to conduct its respective business in the ordinary course and refrain from taking certain specified actions without the other party’s consent during the pendency of the Mergers, in each case, subject to specified exceptions.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the effective time of the OpCo Merger, each of JRD and Warehouse Realty will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding competing proposals.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

The Merger Agreement has been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about Sysco, HoldCo, JRD, Warehouse Realty or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Sysco, HoldCo, JRD, Warehouse Realty or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Stockholders Agreement

Concurrently with entering into the Merger Agreement, HoldCo entered into a stockholders agreement (the “Stockholders Agreement”) with the majority stockholder of Jetro Restaurant Depot (the “Majority JRD Holder”), certain funds affiliated with Leonard Green & Partners, L.P. (“LGP”), certain affiliates of Abu Dhabi Investment Authority (“PF”) and certain other parties thereto. The Stockholders Agreement sets forth certain governance arrangements and contains various provisions relating to, among other things, board representation, the acquisition of additional equity interests in HoldCo, transfer restrictions, voting arrangements, and registration rights.

Pursuant to the Stockholders Agreement, the Majority JRD Holder will be entitled to designate two directors for nomination to HoldCo’s board of directors if they beneficially own at least 8% of the outstanding shares of the HoldCo Common Stock, or one director if they beneficially own at least 5% of the outstanding shares of HoldCo Common Stock, in each case subject to certain qualification requirements for such directors.

For as long as the Majority JRD Holder has the right to designate a director, the Majority JRD Holder will be required to vote its shares of HoldCo Common Stock in favor of the nomination of directors of HoldCo nominated by the HoldCo board and any Holdco board proposal to adopt or amend a HoldCo equity compensation plan, any “say-on-pay” proposal, any “say-on-frequency” proposal or any “say-on-golden-parachute” proposal, and against any stockholder actions proposed by activists or stockholder proposals that the HoldCo board recommends against (excluding certain matters). The initial directors that will be appointed by the Majority JRD Holder will be Sir Bradley Fried and Stanley Fleishman.

The Stockholders Agreement generally restricts (a) any transfers by the Majority JRD Holder of shares of HoldCo Common Stock received in the Mergers for an initial period of 18 months, with 50% of such shares released from the lock-up after 18-months, and the remaining 50% of such shares released from the lock-up after 24 months, and (b) any transfers by LGP and PF of shares of HoldCo Common Stock received in the Mergers for 6 months, in each case, with certain limited exceptions. Following the applicable lock-up period, each of Majority JRD Holder and

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LGP, to the extent they hold Registrable Securities (as defined in the Stockholders Agreement) will be granted customary registration rights.

The Stockholders Agreement contains a customary standstill provision applicable to the Majority JRD Holder and certain other individuals, which is effective until the Majority JRD Holder no longer has any rights to designate directors on the HoldCo board. Additionally, the Majority JRD Holder and certain other individuals have agreed to certain non-competition and non-solicitation provisions, each effective until three years after the closing of the Mergers. HoldCo, on the one hand, and the Majority JRD Holder, such individuals and LGP, on the other hand, have agreed to certain mutual non-disparagement provisions, effective for the duration of the standstill.

The Stockholders Agreement will terminate with respect to each stockholder party thereto on the first date that it no longer holds any shares of HoldCo Common Stock or Registrable Securities.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Employee Stockholder Letter Agreements

Concurrently with entering into the Merger Agreement, HoldCo and each of the equityholders of JRD and Warehouse Realty who are employees of Jetro Restaurant Depot entered into a letter agreement (the “Letter Agreements”). The employee stockholders have agreed to certain non-competition, non-solicitation and non-disparagement provisions, each generally on the same terms as the Majority JRD Holder and certain other individuals and effective until three years after the closing of the Mergers.

Commitment Letter

The cash portion of the purchase price, as well as any refinancing of Jetro Restaurant Depot’s indebtedness, is expected to be financed with a combination of $21 billion of new debt and hybrid debt, and $1 billion of cash on hand, equity or equity-linked securities. Sysco executed a commitment letter, dated March 30, 2026, with Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC, that provides a commitment, subject to satisfaction of standard conditions, for a $22 billion senior unsecured 364-day bridge loan facility. Sysco intends to use the proceeds of this financing to fund the cash portion of the purchase price and to refinance, repay or redeem certain of Jetro Restaurant Depot’s outstanding indebtedness and pay related fees and expenses.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 30, 2026, by and among Sysco Corporation, JRD Unico, Inc., Warehouse Realty, LLC, New Slider Holdco, Inc., Slider Merger Sub 1, Inc., Slider Merger Sub 2, Inc., Slider Merger Sub 3, LLC, and Holder Representative

10.1*	Stockholders Agreement, dated as of March 30, 2026, by and among New Slider Holdco, Inc and certain other parties thereto

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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*	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Commission upon its request. Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon its request.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

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IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sysco Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sysco Corporation

Date: March 30, 2026	By:	/s/ Andrew Wurdack
Andrew Wurdack
Vice President, Securities and Corporate Governance & Assistant Secretary

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